UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
VENTURE LENDING & LEASING VI, INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
Martin D. Eng
2010 North First Street, Suite 310
San Jose, California 95131
(408) 436-8577
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 30, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

CUSIP No.	NONE	13D	Page	2	of	24	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Venture Lending & Leasing VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	NONE	13D	Page	3	of	24	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westech Investment Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		340

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	NONE	13D	Page	4	of	24	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald W. Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		680

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	NONE	13D	Page	5	of	24	Pages

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salvador O. Gutierrez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		850

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	NONE	13D	Page	6	of	24	Pages
     The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.
     This statement relates to common shares, $0.001 par value per share, of Venture Lending & Leasing VI, Inc., a Maryland corporation (the “Issuer”), of which 100,000 shares are outstanding (the “Shares”). The principal executive offices of the Issuer are located at 2010 North First Street, Suite 310, San Jose, California 95131.

Item 2.	Identity and Background.
     (a) This Schedule 13D is filed by Venture Lending & Leasing VI, LLC (the “Company”), a Delaware limited liability company, Westech Investment Advisors, Inc., a California corporation (“Westech”), Ronald W. Swenson, and Salvador O. Gutierrez. The Company is the sole shareholder of the Issuer. Westech is the managing member of the Company and the investment manager of the Issuer, and each of Messrs. Swenson and Gutierrez owns 50% of the capital stock of Westech. Pursuant to the Operating Agreement of the Company, dated as of January 21, 2010, the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached hereto as Exhibit 6). The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).
     Each of the Company, Westech, and Messrs. Swenson and Gutierrez is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of Westech’s position as managing member of the Company and by reason of the capital stock of Westech held by Messrs. Swenson and Gutierrez and their officer and director positions with Westech, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.
     The names, business addresses, principal occupations and citizenship of each director, executive officer and controlling shareholder of Westech is set forth on Schedule A, which is incorporated herein by this reference.
     (b) The principal business and office address of each Reporting Person is 2010 North First Street, Suite 310, San Jose, California 95131.
     (c) The principal business of the Company is to acquire and hold all of the Shares. Westech is a registered investment adviser under the Investment Advisers Act of 1940. Mr. Swenson is the Chairman, Chief Executive Officer and a director of Westech and the Chairman and a director of the Issuer. Mr. Gutierrez is the President and a director of Westech and an advisory director of the Issuer.
     (d) No Reporting Person or person listed on Schedule A has, during the last five

CUSIP No.	NONE	13D	Page	7	of	24	Pages
years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Reporting Person or person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     The Company purchased the Shares for a purchase price of $25,000 pursuant to a Stock Purchase Agreement, dated as of January 21, 2010. The working capital of the Company was the source of the purchase price. On July 30, 2010, the Company completed the offering of its membership interests, which resulted in Westech and Messrs. Swenson and Gutierrez acquiring beneficial ownership of the shares of the Issuer reported herein.

Item 4. Purpose of Transaction.
     The Company was formed to acquire and own all of the Shares. All of the Shares are currently held by the Company. The Issuer is a closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940. The Issuer primarily provides secured debt financing to selected venture capital-backed companies, and secondarily provides debt financing to public and late stage development private companies. Neither the Shares nor the membership interests of the Company are traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.
     None of the Reporting Persons or any person listed on Schedule A is aware of any plan or proposal which the Reporting Persons or the persons listed on Schedule A may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for

CUSIP No.	NONE	13D	Page	8	of	24	Pages
which a vote is required by Section 13 of the Investment Company Act of 1940;
(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
     Each of the Reporting Persons and the persons listed on Schedule A expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors. Accordingly, each Reporting Person and person listed on Schedule A reserves the right to change its plans and intentions at any time, as such person deems appropriate.

Item 5. Interest in Securities of the Issuer.
     (a) The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person is based upon 100,000 common shares outstanding. As of the date of this Schedule, the Company owns all of the Shares. By reason of its position as managing member of the Company, Westech may also be deemed to be the beneficial owner of the Shares.
     Messrs. Swenson and Gutierrez each own 50% of the outstanding voting capital stock of Westech. By reason of such ownership and their officer and director positions with Westech, Messrs. Swenson and Gutierrez may be deemed to beneficially own the Shares. In addition, by reason of his indirect beneficial ownership of membership interests of the Company, Mr. Swenson may be deemed to beneficially own 680 outstanding common shares of the Issuer (340shares by reason of a membership interest of the Company owned by a trust for which he serves as trustee and 340 shares by reason of a membership interest of the Company owned by Westech), constituting 0.68% of the Shares. By reason of his indirect beneficial ownership of membership interests of the Company, Mr. Gutierrez may be deemed to beneficially own 850 outstanding common shares of the Issuer (340 shares by reason of a membership interest of the Company owned by a community trust for which he serves as trustee, 170 shares by reason of a membership interest of the Company owned by a foundation for which he serves as trustee, and 340 shares by reason of a membership interest of the Company owned by Westech), constituting 0.85% of the Shares. Each of Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company and in Westech as described herein.
     Based on each person’s direct or indirect beneficial ownership of membership interests in the Company, each of Messrs. Cohan, Eng, Wanek and Werdegar may be deemed to beneficially own 100, 40, 50, and 100 common shares of the Issuer, respectively, constituting 0.10%, 0.04%, 0.05% and 0.10% of the Shares, respectively. Each of Messrs. Cohan, Eng, Wanek and Werdegar disclaims beneficial ownership of the Shares except to the extent of his pecuniary

CUSIP No.	NONE	13D	Page	9	of	24	Pages
interest in the Company.
     (b) Subject to the pass-through voting rights of the members of the Company discussed above in Item 2, the Company has sole voting and dispositive power with respect to the Shares owned by it. By reason of its position as managing member of the Company, Westech may also be deemed to have sole dispositive power with respect to the Shares held by the Company. Because of its membership interest in the Company, Westech may also be deemed to share voting power with the Company with respect to 340 common shares of the Issuer. By reason of their ownership of the outstanding capital stock of Westech and their officer and director positions with Westech, each of Messrs. Swenson and Gutierrez may be deemed to have sole dispositive power with respect to the Shares held by the Company and to share voting power with the Company with respect to the 340 common shares of the Issuer beneficially owned by Westech.
     Because of each person’s direct or indirect beneficial ownership of membership interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of common shares of the Issuer: (i) Mr. Swenson, 340 common shares of the Issuer, (ii) Mr. Gutierrez, 510 common shares of the Issuer, (iii) Mr. Cohan, 100 common shares of the Issuer, (iv) Mr. Eng, 40 common shares of the Issuer, (v) Mr. Wanek, 50 common shares of the Issuer, and (vi) Mr. Werdegar, 100 common shares of the Issuer.
     (c) There have been no transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons or those persons listed on Schedule A.
     (d) No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as described in this Schedule 13D, there are no contracts, arrangements or understandings among the Reporting Persons or persons listed on Schedule A, or between the Reporting Persons or persons listed on Schedule A, and any other person, with respect to the common shares of the Issuer.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement.

2.	Power of Attorney of Venture Lending & Leasing VI, LLC.

3.	Power of Attorney of Westech Investment Advisors, Inc.

4.	Power of Attorney of Ronald W. Swenson.

5.	Power of Attorney of Salvador O. Gutierrez.

6.	Operative Provisions of Operating Agreement of Venture Lending & Leasing VI, LLC, dated as of January 21, 2010.

CUSIP No.	NONE	13D	Page	10	of	24	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated: August 30, 2010

WESTECH INVESTMENT ADVISORS, INC.		VENTURE LENDING & LEASING VI, LLC

By:	/s/ Ronald W. Swenson	By:	Westech Investment Advisors,Inc.,
	Ronald W. Swenson Chief Executive Officer		Its Managing Member

		By:	/s/ Ronald W. Swenson
By:	/s/ Salvador O. Gutierrez		Ronald W. Swenson
	Salvador O. Gutierrez President		Chief Executive Officer

		By:	/s/ Salvador O. Gutierrez
Salvador O. Gutierrez
	/s/ Ronald W. Swenson		President
RONALD W. SWENSON

/s/ Salvador O. Gutierrez
SALVADOR O. GUTIERREZ

CUSIP No.	NONE	13D	Page	11	of	24 Pages
SCHEDULE A
     The following table sets forth the name and present principal occupation of each director, executive officer and control person of Westech Investment Advisors, Inc., other than Messrs. Swenson and Gutierrez. The business address of each such person is 2010 North First Street, Suite 310, San Jose, California 95131. Each person listed below is a citizen of the United States.

Name	Present Principal Employment
Jay L. Cohan	Vice President

Martin D. Eng	Chief Financial Officer, Vice President, Secretary, Treasurer

David R. Wanek	Vice President

Maurice C. Werdegar	Vice President
EXHIBIT INDEX

Exhibit	Page
1. Joint Filing Agreement.	12
2. Power of Attorney of Venture Lending & Leasing VI, LLC.	13
3. Power of Attorney of Westech Investment Advisors, Inc.	14
4. Power of Attorney of Ronald W. Swenson.	15
5. Power of Attorney of Salvador O. Gutierrez.	16
6. Operative Provisions of Operating Agreement of Venture	17
Lending & Leasing VI, LLC, dated as of January 21, 2010.